4/8


03024200

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tsingtao Brewery Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4021 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/1/03

03 APR -9 AM 7:21

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 7, 2003

A. Results Announcement for the Year 2002, dated April 2, 2003.
B. Strategic Investment Agreement between Tsingtao and Anheuser-Busch by way of subscription by Anheuser-Busch of mandatorily convertible Convertible Bonds to be issued by Tsintgtao Waiver relating to Public float of H Shares, the Waiver granted by the CSRC pursuant to the PRC Administrative Measures and Tranche I and Tranche II Closing, dated April 2, 2003.
C. Notice of Annual General Meeting, dated April 2, 2003.
D. Announcement in relation to Resolutions passed at the Board of Directors, dated April 2, 2003.

AR/S
12-31-02

File No. 82-4021
Document A



TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in People's Republic of China)

RESULTS ANNOUNCEMENT FOR THE YEAR 2002

To: Shareholders:

I am pleased to announce the final results of Tsingtao Brewery Company Limited for the financial year ended 31st December, 2002.

I. CORPORATE INFORMATION

Registered Office:	56 Dengzhou Road, Qingdao, Shandong Province, PRC
Office Address:	Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao
Postal Code:	266071
Listing Place of Shares:	
H Shares:	The Stock Exchange of Hong Kong Limited, Stock Code: 0168
A Shares:	Shanghai Stock Exchange, Stock Code: 600600
Secretary of the Board:	Ms. Yuan Lu
Securities Affairs Representative:	Mr. Zhang Rui Xiang
Correspondence Address:	Rm.1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao.
Telephone: (86) 532-5713831;	Fax: (86) 532-5713240
Email:	secretary@tsingtao.com.cn
Website for Posting of the Company's Annual Report:	http://www.hkex.com.hk

II. PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS

(Unit RMB '000, except per share data)

Prepared in accordance with the accounting principles generally accepted in Hong Kong:

	Year ended 31st December	
	2002	2001
Turnover	**6,195,197**	4,692,616
Profit attributable to shareholders	**222,545**	83,512
Total assets	**8,883,138**	8,212,613
Shareholders' funds	**3,185,423**	3,072,551
Earning per share (RMB)	**0.2225**	0.0850
Net assets employed per share (RMB)	**3.19**	3.07
Shareholders' fund ratio (%)	**35.86**	37.41

Prepared in accordance with the accounting principles and rules and regulations of the PRC:

	2002	2001	2000
Revenue from principal activities	6,936,734	5,276,725	3,766,260
Net Profit	230,657	102,888	91,697
Total assets	8,938,615	8,243,838	6,978,958
Shareholders' funds	2,977,354	2,964,915	2,204,838
Fully diluted earnings per share	0.2307	0.1029	0.1019
Net assets per share (RMB)	2.98	2.96	2.45
Operating cash inflow per share	1.11	0.53	0.37
Return on net assets	7.75%	3.47%	4.16%
Return on net assets after adjusting the extraordinary items	6.50%	0.80%	1.67%

III. DIVIDEND

The Board of the Company recommends the payment of a final dividend of RMB0.22 for the year ended 31 December 2002. The distribution is subject to the Shareholders approval at the 2002 Annual General Meeting of the Company.

IV. BUSINESS REVIEW

In 2002, with the guiding principle of "striving for further success in the new millennium through system integration, mechanism innovation and improvement for market dominance" implemented by the Company and under the leadership of the Board and the management, our staff was committed to significantly improve the operating results and consolidate the strength of the Company by their innovative and aggressive spirit. As a result the Company's leading position in the beer market in mainland China was further enhanced.

Domestic beer market

The beer market in the PRC maintained a steady growth in 2002 with annual production reaching 23,870,000 kilolitres, representing a growth of 5% over the previous year. However, the over-supply situation remained intact and caused severe competition in certain markets, adding strong pressure on the pricing of products. Meanwhile, mergers and acquisitions among large corporations have intensified the degree of concentration of the beer industry. Currently, the beer produced by the top ten breweries accounts for 42.9% of the market in China, a 5.8% increase as compared with the previous year. It is expected that the market share will be even more concentrated on a small number of large enterprises.

Significant improvement in operating results

As the largest beer manufacturer and distributor in China, the Company, with much efforts made in cultivating the market, was able to achieve outstanding results in such a highly competitive industry, recording a sales volume of 2,987,000 kilolitres, representing a 21% of growth over the previous year and an increase in market share from 11% to 12.5%. Based on the Hong Kong generally accepted accounting principles, turnover and profit attributable to shareholders were RMB6,195,200,000 and RMB222,550,000 respectively, representing a respective growth of 32% and 166% over last year, while the cashflow generated from operating activities was RMB1,106,020,000, a growth of 109% as compared with last year. The Company strives to excel itself by brandname building while adjusting its product mix so as to boost the turnover of its key product, Tsingdao beer. Turnover of Tsingtao beer for the year reached 920,000 kilolitres, a rise of 42%, bringing an improvement to the Company's overall gross profit margin.

Award of National Quality Management and Second Class Award of National Technology Advancement

Aiming at winning the "National Quality Management Award", the Company has intensified the measures on quality management during the year and has committed itself to EVA value management activities which in turn helped to promote the Company's overall management standard. The Company is so far the only enterprise which has been awarded the "National Quality Management Award" in the food and beverage industry.

The Company has also intensified its efforts in research and development. "The development and application on the technology of the spectrum of ingredient for Tsingdao beer taste", one of the State's key projects of technological innovation, was awarded the second-class award of the National Technology Advancement in 2002. This is the first award presented to brewery enterprises in the PRC and more importantly, it helps to propel the technological development of the Company and is instrumental in preserving the original unique taste of the Tsingdao beer produced in other regions as well as in new products. In addition, the six projects on "comprehensive research and application on the stability of draft beer" undertaken by the Company has been listed to be the State's key projects of innovation in 2002 and received funding from the government. In terms of brandname, quality and technology adopted, the Company has maintained a leading position in the brewery industry in China.

Successful formation of strategic alliance

Facing the competition and challenges arising from China's accession to the WTO and the globalization of economy, the Company, adhering to the principle of "Synergy created by collaboration among major enterprises", entered into a strategic investment agreement on 21 October 2002 with Anheuser-Busch Companies Inc. ("A-B"), the world's largest brewery, to form a strategic alliance. The Company will issue an aggregate of approximately USD182 million mandatory convertible bonds to A-B. Both parties will fully utilize their respective strengths in resources to support the persistent growth and leading position of the Company in China's brewery industry, thereby further enhancing the Company's competitiveness and profitability.

Expansion to the Taiwan market

Despite the unfavourable conditions prevailing in the global beer market, the Company made an outstanding achievement in its export business in 2002. The total volume of beer exported reached 64,000 kilolitres in the year and generated a revenue of USD40.48 million, representing a growth of 110% and 104% respectively over the last year. This was because the Company has seized the golden opportunity of China and Taiwan's accession to the WTO and worked closely with Taiwan's local beer distributors to introduce "Tsingdao beer" to the Taiwan market. In only eight-months' time, a total of 31,000 kilolitres of beer were sold to the Taiwan market.

V BUSINESS PROSPECTS IN THE COMING YEAR

The year 2003 celebrates the first centenary of Tsingdao beer and we have confidence that Tsingdao beer with enter into the new millennium with further achievements.

China's booming economy provides enoromous potential for the development of the brewery industry. Faced with such new opportunities and challenges, the Company shall put more efforts in the studies and implementation of its strategic planning. Meanwhile, with the strategic alliance with A-B, it will also make full use of its existing resources to expedite the adoption of innovative measures in the aspects of management, technology advancement and system renovation through the adoption of ERP information system, with the target of putting forth of the Company's management reform, raising its core competitiveness and maintaining its sustainable development. The Company's operating results in 2003 is to achieve the target beer output of 3,600,000 kilolitres, in which the sales target for the key brand of Tsingdao beer is 1,200,000 kilolitres. Apart from further acquiring the market share, the Company will also adjust its product mix and branding strategy so as to raise further the Company's profitability. In addition, the Company will continue to enshrine EVA value management, and make full use of its strengths in marketing, brand building, sales network and corporate culture to enhance market recognition by persistently improving the product quality and strengthening the Company's logistic functions, capital flow as well as information flow by adopting computerized system, all of which aim at constantly improving the Company's management standard and scale of operation.

The success in recent years proved that the Directors made and implemented the right strategies. Under the leadership of the management, the staff carried out innovative plans which contributed to the continuous growth of business in a highly competitive market. We will capitalize on the traditional and cultural characteristics of the 100 years old Tsingtao brand and realize its huge market potential. The Company will also absorb and learn from the international management styles and experiences. We will keep on our efforts on system consolidation, innovation, with a view to strengthening the Company so as to become an international large enterprise and realize its goal of being one of the ten largest beer company of the world.

VI. CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in share capital

During the reporting period, the Company's share capital has no change. As at 31 December 2002, the Company's share capital was RMB1 billion divided into 1,000,000,000 shares of RMB1 each.

2. Information on shareholding

(1) Total number of shareholders at the end of the period was 120,168, in which 840 were holders of H shares.

(2) Shareholdings of the top ten shareholders of the Company at the end of the period:

Shareholders	Class of Shares	Number of shares held at the end of the period	Percentage of the Total Share Capital (%)	Increase/(Decrease) of shareholding	Nature of share
Office of Qingdao State-owned Assets Administration Bureau	A	399,820,000	39.98	–	state-owned shares
HKSCC Nominees Limited	H	291,212,380	29.1	–	listed shares
Anheuser-Busch Companies Inc.	H	45,000,000	4.5	–	listed shares
Bank of China, Shandong Province Branch	A	29,250,000	2.93	–	legal person shares
Construction Bank of China, Qingdao Branch	A	19,080,000	1.91	–	legal person shares
Qingdao Huaqing Financial Services Company Limited	A	5,000,000	0.5	–	legal person shares
泰和證券投資基金	A	4,334,174	0.43	–	listed shares
豐和價值證券投資基金	A	3,685,420	0.37	–	listed shares
易方達平穩增長證券投資基金	A	3,552,808	0.36	–	listed shares
漢盛證券投資基金	A	3,442,384	0.34	–	listed shares

The Fund Manager of both 泰和證券投資基金 and 豐和價值證券投資基金 is 嘉實基金管理有限公司. Save as disclosed herein, the Company is not aware of any existence of associated relationship among the top ten shareholders and of whether the shares held have been pledged or prohibited for sale or held by concerted parties.

Saved as disclosed herein, the Company is not aware at the end of the reporting period of other shareholders as having the shareholding required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance or other relevant PRC laws and regulations.

VIII.SIGNIFICANT EVENTS

1. At the 2001 Annual General Meeting convened on 24 June 2002, the 4th Board of Directors have been formed by election and the members are: Li Gui Rong, Jin Zhi Guo, Liu Ying Di, Sun Yu Guo, Chu Zhen Gang, Wang Li Jun, Tan Li Ning, Wu Hai Hua and Pun Gei Rong while the members of the 4th Supervisory Committee are: Wu YuTing, Liu Qing Yuan, Chen Jun, Zhong Ming Shan and Yu Jia Ping and Ren Zeng Gui were elected as workers' representatives in the Supervisory Committee of the Company.

   In the first meeting of the 4th Board of Directors held on the same day, Li Gui Rong was elected to be the chairman and Jin Zhi Guo was elected to be the vice-chariman. It was also decided that Jin Zhi Guo would be the Company's president while Sun Ming Bo, Sun Yu Guo, Yan Xu, Zhang Xue Ju, Cao Xiang Dong would be the vice presidents, Fan Wei would be the Chief Engineer and Yuan Lu would be the Secretary of the Board.

2. On 21 October 2002, the Company entered into the Strategic Investment Agreement with the US brewery Anheuser-Busch Companies Inc. ("A-B") in New York for the formation of strategic alliance. According to the agreement, the Company shall issue an aggregate of HK$1,416,195,342 mandatory convertible bonds to A-B. Such convertible bonds will be issued in three tranches and will be fully converted into shares within a specified period pursuant to its terms. Upon full conversion into the Company's additional H Shares, the shareholding of A-B in the Company will be increased from the present 4.5% to 27%.

   The 2003 Extraordinary General Meeting, Extraordinary General Meeting for holders of Domestic shares and Extraordinary General Meeting for holders of foreign listed Foreign-invested shares were held on 23 January, 2003. In the meetings, the strategic investment agreement and the transactions contemplated therein as well as other relevant issues were considered and passed.

   On 1 April 2003, the Company and A-B held the closing ceremony of the Tranche I and Tranche II of Convertible Bonds under the Strategic Investment Agreement. All conditions precedent including obtaining the waiver from the CSRC and all other required approvals from relevant PRC authorities were satisfied. The Company signed, issued and delivered to A-B the certificates of the Tranche I and Tranche II of Convertible Bonds pursuant to the provisions of the agreement. The total subscription money of HK$907,920,000 from A-B for the subscription of the Tranche I and Tranche II of Convertible Bonds was paid into the specified account of the Company on the date of closing.

3. Material litigations and arbitrations during the year

   (1) In the reporting period, the Intermediate People's Court of Qingdao made a ruling in relation to the Company's litigation with Qingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company and its shareholders shall pay the outstanding amount of RMB15,105,047 for the beer purchased. Since Honglong Company made an appeal to the Higher People's Court of Qingdao and the case has entered the second stage of hearing.

(2) No significant progress has been achieved for the case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report.

4. Acquisition and Disposal of assets of the Company during the period

On 6 March 2002, the Company engaged an independent third party to acquire all the assets in an auction sold by 廈門銀城股份有限公司 with the permission of the Intermediate People's Court of Xiamen at a consideration of RMB166,030,000 (inclusive of commission charged by the auction house and agency fee paid to the entrusted party).

On 4 April 2002, the Company and 青島歐美投資有限公司 jointly established Tsingdao Brewery (Xiamen) Company Limited ("Xiamen Company"), with registered capital of RMB10 million. The Company shall contribute in cash of RMB8 million, representing 80% of Xiamen Company's registered capital and all the assets acquired in auction will be transfered to Xiamen Company. Such assets will be operated by Xiamen Company. The production capacity of the new company has reached 150,000 kilolitres and operation has commenced at the end of June 2002.

5. Use of proceeds

The Company issued additional A Shares in 2001 with gross proceeds of RMB787,000,000. After deduction of issue expenses, the net proceeds amounted to RMB757,728,570.

Use of Proceeds during the reporting period:

(in RMB ten thousand)

Description of Application of Proceeds	Investment amount committed	Actual investment	Amount invested (%)
Acquisition of 75% equity interest from foreign investors of Carslbrew Shanghai	15,375	15,375	100
Acquisition of 62.64% equity interest from foreign investors of Five Stars Company and 54% equity interest from foreign investors of Three Ring Company	18,624	18,624	100
Technological renovation of draught beer production lines of Tsingtao Brewery No.2	6,800	5,400	79
Technological renovation of draught beer production lines of Xi'an Company for an annual production of 50,000 tonnes	12,000	0	–
Phase 1 technological renovation in respect of Maanshan Company for an annual production of 100,000 tonnes	7,700	7,700	100

Technological renovation in respect of Zhuhai Company for Phase 1 production of 100,000 tonnes (annual production of 150,000 tonnes)	5,800	5,800	100
Technological renovation in respect of Sanshui Company for Phase 1 production of 150,000 tonnes (annual production of 200,000 tonnes)	9,000	9,000	100
Setting-up of the electronic sales network of the Company	1,000	835	84 (completed)
Total	76,299	62,734	82

As at the close of the reporting period, the balance of the proceeds of the Company stood at RMB130,390,000, which was temporarily used as working capital of the Company. In light of the uncertain prospects of the local market, the draft beer project of X'ian Company has not put into operation. As regards the remaining projects, all have been completed and commenced operation.

6. During the reporting period, the Company had no material guarantee, leases and capital management by entrustment.

7. Entrustments:

   In July 2002, the Company and Tsingtao Brewery Group Co., Ltd. ("Group Co.") entered into the Operation and Management Entrustment Agreement, whereby management of the 90% interests in Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company") held by the Group Co. was entrusted to the Company. The Group Co. undertook in the agreement that it would transfer the entire 90% interests it held in Zhangzhou Company to the Company or other designated company at a price not higher than its initial investment of RMB63 million upon request by the Company.

   Zhangzhou Company, jointly established in July 2001 by the Group Co. and Hong Kong Fu Yun Shu Investment Co., Ltd. with registered capital of RMB70 million, has an annual production capacity of brewery of 80,000 tonnes. It had been put under facilities renovation and was not ready for production before June 2002. Production resumed after operation was entrusted to the Company.

8. In the reporting period, the Company engaged 普華永道中天會計師事務所 (PricewaterhouseCoopers Zhong Tian) and PricewaterhouseCoopers as the domestic and international auditors for 2002 with a term of one year. For the audit fees of 普華永道中天會計師事務所 and PricewaterhouseCoopers for 2002, RMB318,000 of which was already paid to 普華永道中天會計師事務所 and RMB4.77 million was still outstanding. The Company is not responsible for the auditor's traveling and other expenses.

9. Since July 2000, the Company has made timely and adequate payment for the staff's medical insurance in accordance with the "Provisional Regulation for Basic Medical Insurance for Urban Workers of Tsingtao City" promulgated by the Tsingtao City Government. Such payment has been reflected in the audited accounts of the Company for each subsequent year and is charged to the welfare charges and costs. The Company considered that execution of the system of basic medical insurance for staff has no material impact on the Company.

10. Subsequent Events

    (1) On 13 January, 2003, the Company and Fujian Brewery (Singapore) Private Company Limited ("Fuzhou Foreign Shareholder") entered into an Equity Transfer Supplementary Agreement, by which, the Company was transferred with the 24% interests in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") held by the Fuzhou Foreign Shareholder at a price of RMB40 million. The aforesaid Equity Transfer Supplementary Agreement was approved by the Fuzhou City Foreign Trade and Economic Cooperation Bureau and formalities for the share transfer was performed. At present, Fuzhou Company is held as to 75% by the Company and the remaining 25% is still owned by the Fuzhou Foreign Shareholder.

    (2) On 20 January, 2003, Tsingtao Brewery Xi'an Company Limited ("Tsingtao Xi'an Company"), a subsidiary of the Company, and 陝西寶雞啤酒股份有限公司 ("Baoji Company") entered into a Tenancy Contract, pursuant to which, 青島啤酒寶雞有限責任公司 (Tsingtao Baoji), jointly established by the Company and Tsingtao Xi'an Company, leased all the assets other than the current assets of Baoji Company for operation at nil consideration. At present, Baoji Company has an annual production capacity for brewery of 300,000 kilolitres. The Company's share of the brewery market in Northwest China is further expanded by the leasing of Baoji Company for operation. Tsingtao Baoji has a registered capital of RMB1 million, of which the Company contributed RMB300,000 in cash, accounting for 30%, and Tsingtao Xi'an Company contributed RMB700,000 in cash, accounting for 70% of its registered capital.

    (3) On 28 January, 2003, the Company and the Group Co. entered into the Operation and Management Entrustment Agreement, whereby, management of the 80% interests in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") held by the Group Co. was entrusted to the Company. The Group Co. undertook that it would transfer the entire 80% interests in Yangzhou Company it held to the Company upon its request. Yangzhou Company, jointly established by the Company and 青島金聯飲料食品有限公司 ("Jinluen Company") in November 1998, has a registered capital of RMB5 million of which the Company owns 20%. The Group Co. acquired from Jinluen Company its 80% interests in Yangzhou Company in November 2002.

IX. The Company has not purchased, disposed of or repurchased its listed shares during the reporting period.

X. CODE OF BEST PRACTICE

The Company has complied with the requirement of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Tsingtao Brewery Company Limited
3-4-2003

XI. FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER, 2002

(Prepared under HK GAAP)

	Group	
	2002	2001
	RMB'000	*RMB'000*
		(Note 8)
Turnover	**6,195,197**	4,692,616
Cost of sales	**(4,031,922)**	(3,131,562)
Gross profit	**2,163,275**	1,561,054
Other revenues, net	**97,510**	117,386
Distribution and selling expenses	**(1,129,830)**	(895,715)
General and administrative expenses	**(609,881)**	(483,008)
Profit from operations	**521,074**	299,717
Finance costs	**(146,661)**	(136,189)
Share of (losses)/profits of associated companies	**(5,059)**	217
Profit before taxation	**369,354**	163,745
Taxation	**(109,917)**	(62,892)
Profit after taxation	**259,437**	100,853
Minority interests	**(36,892)**	(17,341)
Profit attributable to shareholders	**222,545**	83,512
Dividends	**110,000**	100,000
Basic earnings per share	**RMB0.2225**	RMB0.0850
Fully diluted earnings per share	**n/a**	n/a

CONDENSED BALANCE SHEETS

AS AT 31ST DECEMBER, 2002

(Prepared under HK GAAP)

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current assets	**6,075,802**	6,015,898	**3,035,295**	3,103,463
Current assets	**2,807,336**	2,196,715	**1,742,757**	1,720,864
Total assets	**8,883,138**	8,212,613	**4,778,052**	4,824,327
Current liabilities	**4,929,723**	4,249,991	**1,344,358**	1,479,422
Long-term liabilities	**90,644**	259,300	**48,219**	66,737
Minority interests	**677,348**	630,771	–	–
Shareholders' equity	**3,185,423**	3,072,551	**3,385,475**	3,278,168
Total liabilites and Shareholders' equity	**8,883,138**	8,212,613	**4,778,052**	4,824,327

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2002
(Prepared under HK GAAP)

	Group	
	2002	2001
	RMB'000	*RMB'000*
Net cash inflow from operating activities	**1,121,393**	432,379
Net cash outflow from investing activities	**(654,322)**	(936,239)
Net cash (outflow) inflow from financing activities	**(207,332)**	333,701
Increase (Decrease) in cash and cash equivalents	**259,739**	(170,159)
Effect of translation differences	**317**	21
Cash and cash equivalents, beginning of year	**502,110**	672,248
Cash and cash equivalents, end of year	**762,166**	502,110

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared under HK GAAP)
Group

	2002							
	Share capital	Share premium	Surplus reserve	Public welfare fund	Cumulative translation adjustment	Accumulated deficit	Reserves total	Proposed dividends
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January 2002	1,000,000	1,893,826	119,851	90,581	12	(141,719)	1,962,551	110,000
Dividends paid *(Note 5)*	-	-	-	-	-	-	-	(110,000)
Profit attributable to shareholders	-	-	-	-	-	222,545	222,545	-
Proposed dividends *(Note 5)*	-	-	-	-	-	(220,000)	(220,000)	220,000
Profit appropriation to surplus reserve – Company	-	-	22,325	-	-	(22,325)	-	-
Profit appropriation to surplus reserve – subsidiaries	-	-	20,478	-	-	(20,478)	-	-
Profit appropriation to public welfare fund – Company	-	-	-	22,325	-	(22,325)	-	-
Profit appropriation to public welfare fund – subsidiaries	-	-	-	16,663	-	(16,663)	-	-
Cumulative translation difference	-	-	-	-	327	-	327	-
As at 31st December 2002	1,000,000	1,893,826	162,654	129,569	339	(220,965)	1,965,423	220,000

	2001							
	Share capital RMB'000	Share premium RMB'000	Surplus reserve RMB'000	Public welfare fund RMB'000	Cumulative translation adjustment RMB'000	Accumulated deficit RMB'000	Reserves total RMB'000	Proposed dividends RMB'000
As at 1st January 2001	900,000	1,236,097	107,099	77,829	(9)	(89,727)	1,331,289	100,000
Issuance of new shares	100,000	-	-	-	-	-	-	-
Premium on issuance of new shares	-	657,729	-	-	-	-	657,729	-
Dividends paid *(Note 5)*	-	-	-	-	-	-	-	(100,000)
Profit attributable to shareholders	-	-	-	-	-	83,512	83,512	-
Proposed dividends *(Note 5)*	-	-	-	-	-	(110,000)	(110,000)	110,000
Profit appropriation to surplus reserve – Company	-	-	9,422	-	-	(9,422)	-	-
Profit appropriation to surplus reserve – Subsidiaries	-	-	6,507	-	-	(6,507)	-	-
Profit appropriation to public welfare fund – Company	-	-	-	9,422	-	(9,422)	-	-
Profit appropriation to public welfare fund – subsidiaries	-	-	-	6,507	-	(6,507)	-	-
Transfer to surplus reserve	-	-	(3,177)	-	-	3,177	-	-
Transfer to public welfare fund	-	-	-	(3,177)	-	3,177	-	-
Cumulative translation difference	-	-	-	-	21	-	21	-
As at 31st December 2001	1,000,000	1,893,826	119,851	90,581	12	(141,719)	1,962,551	110,000

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared under HK GAAP)
Company

	2002						
	Share capital RMB'000	Share premium RMB'000	Surplus reserve RMB'000	Public welfare fund RMB'000	Unappropriated profits RMB'000	Reserves total RMB'000	Proposed dividends RMB'000
As at 1st January 2002	1,000,000	1,893,826	102,980	75,158	96,204	2,168,168	110,000
Dividends paid *(Note 5)*	-	-	-	-	-	-	(110,000)
Profit attributable to shareholders	-	-	-	-	217,307	217,307	-
Proposed dividends *(Note 5)*	-	-	-	-	(220,000)	(220,000)	220,000
Profit appropriation to surplus reserve – Company	-	-	22,325	-	(22,325)	-	-
Profit appropriation to public welfare fund – Company	-	-	-	22,325	(22,325)	-	-
As at 31st December 2002	1,000,000	1,893,826	125,305	97,483	48,861	2,165,475	220,000

	2001						
	Share capital *RMB'000*	Share premium *RMB'000*	Surplus reserve *RMB'000*	Public welfare fund *RMB'000*	Unappropriated profits *RMB'000*	Reserves total *RMB'000*	Proposed dividends *RMB'000*
As at 1st January 2001	900,000	1,236,097	96,613	68,791	18,448	1,419,949	100,000
Issuance of new share	100,000	-	-	-	-	-	-
Premium on issuance of new shares	-	657,729	-	-	-	657,729	-
Dividends paid *(Note 5)*	-	-	-	-	-	-	(100,000)
Profit attributable to shareholders	-	-	-	-	200,490	200,490	-
Proposed dividends *(Note 5)*	-	-	-	-	(110,000)	(110,000)	110,000
Profit appropriation to surplus reserve - Company	-	-	9,422	-	(9,422)	-	-
Profit appropriation to public welfare fund - Company	-	-	-	9,422	(9,422)	-	-
Transfer to surplus reserve	-	-	(3,055)	-	3,055	-	-
Transfer to public welfare fund	-	-	-	(3,055)	3,055	-	-
As at 31st December 2001	1,000,000	1,893,826	102,980	75,158	96,204	2,168,168	110,000

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "Group") are prepared under the historical cost convention as modified by the valuation of certain fixed assets, intangible assets and other investments, and in accordance with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") and accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

(b) Adoption of Statements of Standard Accounting Practice

In the current year, the Group adopted, for the first time, the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised) : Presentation of financial statements
SSAP 11 (revised) : Foreign currency translation
SSAP 15 (revised) : Cash flow statements
SSAP 34 (revised) : Employee benefits

The Group considers that the consequential changes made to the above SSAPs will not have a material impact on the accounts of the Group.

(c) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(ii) Interest income from bank deposits and investment is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

(iii) Dividend income is recognised when the right to receive payment is established.

(iv) Operating lease rental income is recognised on a straight-line basis.

(v) Subsidy income is recognised when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy is recognised when the right to receive is established.

2. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) For the year ended 31st December 2002, the Group had the following material transactions with related parties:

	2002 *RMB'000*	2001 *RMB'000*
Sales to associated companies	–	5,593
Purchases from an associated company	–	743
Purchases from related companies (minority shareholders or companies with the same ultimate shareholder)	**28,199**	3,819
Advertising services provided by a related company (company with the same ultimate shareholder)	**36,078**	8,893
Equipment installation services provided by a related company (company with the same ultimate shareholder)	–	323

The directors of the Company considered that all transactions with related parties were made during the ordinary course of business and they were transacted based on terms agreed by both parties.

(b) As at 31st December 2002, the Group and the Company had the following significant current account balances with related parties:

	Group			Company		
	Maximum balance outstanding during the year of	End of year		Maximum balance outstanding during the year of	End of year	
	2002	2002	2001	2002	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Included in:						
Accounts receivable and other long-term assets accounts(e)						
– Subsidiaries of the Group	–	–	–	96,231	96,231	78,484
– Other related parties	115,103	105,050	113,925	115,103	105,050	113,925
Deposits and prepayments						
– Other related parties	211	–	211	–	–	–
Other receivables						
– Tsingtao Brewery Group Company Limited	22,138	–	22,138	22,138	–	22,138
– Subsidiaries held by Tsingtao Brewery Group Company Limited	80,869	40,038	44,368	80,869	40,038	44,022
– Subsidiaries of the Group	–	–	–	866,058	494,185	866,058
– Other related parties	248,201	77,247	79,566	303,028	303,028	73,232

	Group		Company	
	End of Year		End of Year	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Included in:				
Advances from customers				
– Subsidiaries of the Group	–	–	**2,460**	–
Other payables				
– Tsingtao Brewery Group Company Limited	**2,580**	–	**2,580**	–
– Subsidiaries held by Tsingtao Brewery Group Company Limited	**976**	1,816	**9**	520
– Subsidiaries of the Group	–	–	**21,726**	17,932
– Other related parties	**27,500**	33,073	–	–
Accounts payable				
– Subsidiaries held by Tsingtao Brewery Group Company Limited	**953**	4,573	**632**	1,900
– Subsidiaries of the Group	–	–	**6,108**	–
– Other related parties	**283**	4,633	–	–

Except for those mentioned in (f), the Group's and the Company's balances with related parties are all unsecured, non-interest bearing and have no fixed repayment terms.

Tsingtao Brewery Group Company Limited ("TB Group Company") is a related party of the Company with certain common directors and the same shareholder.

(c) Loans of the Group and the Company amounting to approximately RMB875,006,000 (2001 : RMB1,355,006,000) and RMB355,516,000 (2001 : RMB637,080,000), respectively, are guaranteed by TB Group Company.

(d) Loans of the Group amounting to RMB125,000,000 (2001 : RMB125,000,000) are guaranteed by the minority shareholders of a subsidiary.

(e) The Group and the Company reached an agreement with a customer and a related company in connection with an aggregate outstanding receivable balance aged between two to five years due from them, totalling RMB105,000,000 as at 31st December 2001. Pursuant to the agreement, the entire outstanding balances will be repayable in eight annual instalments, starting from 1st January 2002. During the year, first instalment of RMB10,000,000 was collected according to the respective agreement. In addition, Tsingtao Brewery Group Company Limited also undertook to guarantee the repayment of the balance. As at 31 December 2002, amounts of approximately RMB10,000,000 and RMB85,000,000 were recorded as accounts receivable and long-term assets on the consolidated balance sheets, respectively.

(f) As at 31st December 2002, the Company had arranged advance and loan to subsidiaries and an associated company of approximately RMB230,836,000 (2001: RMB30,000,000) and RMB70,186,000 (2001: Nil), respectively, through entrustment loan arrangements made with a bank in the PRC. All these entrusted loans are unsecured with maturity within one year. Except for a balance with a subsidiary of approximately RMB30,000,000 which bears interest at 5% per annum, all the entrusted loans are non-interest bearing.

(g) The equity transfer legal procedures of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") had not been completed as at 31st December 2002. During 2002, the Group had the following material transactions with Nanning Company:

	For the year ended 31st December 2002	For the year ended 31st December 2001
	RMB'000	*RMB'000*
Sales to Nanning Company	**9,150**	17,334
Purchases from Nanning Company	**231,185**	6,180

As at 31st December 2002, the significant current balances between the Group and Nanning Company were as follows:

	31st December 2002	31st December 2001
	RMB'000	*RMB'000*
Included in accounts receivable	**2,148**	2,353
Included in other receivables	**66,201**	–
Included in accounts payable	**4,612**	–

3. SEGMENTAL REPORTING

The Group mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's activities are conducted in the PRC. An analysis by geographical segment is as follows:

	2002						
	Tsingtao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
TURNOVER							
External sales	1,719,776	836,217	1,191,609	2,115,311	332,284	–	6,195,197
Inter-segment sales	70,757	626	65,921	163,030	–	(300,334)	–
Total revenue	1,790,533	836,843	1,257,530	2,278,341	332,284	(300,334)	6,195,197
RESULTS							
Segment results	262,192	(28,087)	37,317	143,223	107,934	–	522,579
Unallocated expenses, net							(1,505)
Profit from operations							521,074
Finance costs							(146,661)
Share of profits less losses of associated companies	(5,059)	–	–	–	–	–	(5,059)
Profit before taxation							369,354
Taxation							(109,917)
Profit after taxation							259,437
Minority interests							(36,892)
Profit attributable to shareholders							222,545

	2001						
	Tsingtao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000* *(Note 8)*
TURNOVER							
External sales	1,476,266	771,077	924,832	1,361,012	159,429	-	4,692,616
Inter-segment sales	140,522	624	27,865	48,280	-	(217,291)	-
Total revenue	1,616,788	771,701	952,697	1,409,292	159,429	(217,291)	4,692,616
RESULTS							
Segment results	281,257	(51,711)	(4,055)	103,169	39,694	-	368,354
Unallocated expenses, net							(68,637)
Profit from operations							299,717
Finance costs							(136,189)
Share of profits less losses of associated companies	217	-	-	-		-	217
Profit before taxation							163,745
Taxation							(62,892)
Profit after taxation							100,853
Minority interests							(17,341)
Profit attributable to shareholders							83,512

4. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB217,307,000 (2001 : RMB200,490,000) which has been dealt with in the accounts of the Company.

5. DIVIDEND

	2002 *RMB'000*	2001 *RMB'000*
Dividends paid:		
RMB0.11 per share (2001: RMB0.10 per share)	**110,000**	100,000

Dividends proposed:		
Final dividends for year 2002 of RMB0.22 per share (2001 final dividend: RMB0.11 per share)	**220,000**	110,000

At a shareholders' meeting held on 2nd April 2003, the directors proposed a final dividend of RMB0.22 per share. This proposed dividends have not been reflected as dividends payable in the financial statements for the year ended 31 December 2002, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2003.

6. EARNINGS PER SHARE

The calculation of earnings per share for the year ended 31st December 2002 is based on the consolidated profit attributable to shareholders of approximately RMB222,545,000 (2001: RMB83,512,000), divided by the 1,000,000,000 number of shares outstanding during the current year (2001: weighted average number of shares is 982,192,000).

Diluted earnings per share have not been presented as there were no dilutive potential ordinary shares outstanding.

7. SIGNIFICANT SUBSEQUENT EVENTS

(i) In January 2003, Tsingtao Brewery Company Limited ("the Company") and Xian Company jointly invested in a new company, namely Tsingtao Brewery Baoji Company Limited ("Tsingtao Baoji Company"), with authorized capital amounted to RMB1,000,000. the Company injected cash capital amounted to RMB300,000, which accounted for 30% of the total authorised capital; Xian Company injected cash capital amounted to RMB700,000, which accounted for 70% of the total authorised capital.

Xian Company and Baoji Brewery Company Limited ("Baoji Company") entered into a lease agreement, pursuant to which Baoji Company leases all its operating fixed assets to Tsingtao Baoji Company at nil lease rentals. Tsingtao Baoji Company is a subsidiary jointly established by the Company and Xian Company for manufacturing of beers. During the lease term, Tsingtao Baoji Company will bear all the operating costs of Baoji Company.

(ii) In January 2003, the Company and a related company entered into a "Business Management Agreement" under which the Company has undertaken to manage the operations of Tsingtao Brewery (Yangzhou) Company Limited, which is 80% owned by the related company and 20% owned by the Company.

(iii) In January 2003, the Company entered into agreement with Fujian Brewery (Singapore) Pte Limited for acquiring an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company ("Fuzhou Company") Limited at a consideration of RMB40,000,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

(iv) By a special resolution passed on 23rd January 2003, the authorised ordinary share capital was increased from RMB1,000,000,000 to RMB1,308,219,178 by the creation of 308,219,178 H Shares of RMB1 each.

(v) On 21st October 2002, the Company and A-B entered into a strategic investment agreement, pursuant to which A-B will subscribe for 3 tranches of mandatorily convertible bonds ("CB") to be issued by the Company in an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,501,167,000), commencing from 2003 to 2004. The CB will be convertible into 308,219,178 new H Shares issued by the Company according to predefined schedule. On 1st April 2003, the Company received proceed of the first two tranches of mandatorily convertible bonds amounting to approximately HK$907,920,000 (equivalent to approximately RMB962,395,000).

8. PRIOR YEAR COMPARATIVE FIGURES

The Group has adopted the following new accounting standards: SSAP 1 (revised) "Presentation of financial statements", SSAP 11 (revised) : "Foreign currency translation" and SSAP 15 (revised) "Cash flow statements". These have resulted in changes to the presentation of various items and comparative financial infomation has been restated accordingly.

In addition, certain comparable figures have been reclassified to conform with the current year's presentation.

9. COMPARISON OF PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory accounts for the year ended 31st December 2002 in accordance with PRC accounting standards and regulations ("PRC GAAP") for shareholders of "A" shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	2002	2001
	RMB'000	*RMB'000*
Net assets per accounts prepared under PRC GAAP	**2,977,354**	2,964,915
HK GAAP adjustments:		
Swap rate adjustment on IPO proceeds in 1993 (a)	**361,173**	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	**(182,042)**	(182,042)
Additional depreciation charges under HK GAAP (b)	**(89,924)**	(78,444)
Amortisation of goodwill/negative goodwill under PRC GAAP (c)	**(46,153)**	(33,710)
Other swap rate adjustments in 1993 (e)	**(37,878)**	(37,878)
Dividends declared after the balance sheet date (d)	**220,000**	110,000
Others	**(17,107)**	(31,463)
Net assets per accounts prepared under HK GAAP	**3,185,423**	3,072,551

Impact on the consolidated profit and loss account:

	2002	2001
	RMB'000	*RMB'000*
Profit attributable to shareholders under PRC GAAP	**230,657**	102,888
HK GAAP adjustments:		
Additional depreciation charges under HK GAAP (b)	**(11,480)**	(11,480)
Amortisation of goodwill/negative goodwill under PRC GAAP (c)	**(12,443)**	(17,889)
Forfeiture of payable balances of subsidiaries (f)	**1,464**	9,439
Others	**14,347**	554
Profit attributable to shareholders under HKGAAP	**222,545**	83,512

(a) Due to issuance of H shares in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, the Foreign Currency Exchange Swap Centre ("Swap Centre") rates were used for translation of transactions denominated in foreign currencies instead of the official exchange rate adopted under the

PRC GAAP. The proceeds from issuance of "H" shares that the Company collected in Hong Kong Dollar from investors were translated at the historical swap rate applicable at the time of the transaction. This has resulted in approximately RMB361,173,000 exchange differences.

As a result of the unification of exchange rates in the PRC effective on 1st January 1994, monetary assets and liabilities of the Company as at 1st January 1994 denominated in foreign currencies were translated into RMB using the unified rate. The unified rate on 1st January 1994 was effectively determined based on the Swap Centre rate. An exchange gain of RMB182,042,000 arising from the retranslation of the foreign currency monetary assets and liabilities on 1st January 1994 was deferred and amortised into income over 5 years in the accounts prepared in accordance with PRC GAAP. Since the Swap Centre rates had already been used in preparing the accounts under HK GAAP as of and for the year ended 31st December 1993, the above noted exchange gain had already been reflected in the HK GAAP accounts as of and for the year ended 31st December 1993.

(b) As a result of the different foreign exchange rates adopted in preparing the accounts of 1993 under HK GAAP and PRC GAAP, the cost of fixed assets denominated in foreign currencies acquired up to 31st December 1993 was different between the two sets of accounts. This has resulted in additional depreciation charge of approximately RMB11,480,000 in the accounts prepared in accordance with HK GAAP in the current year (2001: RMB11,480,000).

(c) Under PRC GAAP, negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition costs is amortised into the profit and loss account over 10 years. Under HK GAAP, the negative goodwill recognised is amortised on a straight-line basis over the weighted average remaining useful lives of the identifiable depreciable assets acquired. As a result of the difference in accounting treatments, net income was reduced by approximately RMB12,443,000 (2001: RMB17,889,000) under HK GAAP.

(d) The Company adopted HK SSAP 9 (revised), "Events after the balance sheet date", effective from 1st January 2001. As a result, dividends proposed or declared after year end are not recognised as liabilities at the balance sheet date. Under the PRC accounting standards, the aforesaid dividends are recognised as liabilities at the balance sheet date.

(e) During 1993, foreign currency transactions were translated into RMB at average official exchange rates prevailing on the dates of the transactions under PRC GAAP. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the profit and loss account of the year. However, under HK GAAP, foreign currency transactions are translated into RMB at the applicable Swap Centre exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing on the balance sheet date as quoted by the Swap Centre. As a result of the different exchange rates used under the two GAAPs, exchange differences of approximately RMB37,878,000 were resulted in 1993.

(f) During the year, a subsidiary of the Company obtained a waiver from creditors on certain payable balances of approximately RMB1,464,000 (2001: RMB9,439,000). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while the amount waived was recognised as other income under HK GAAP.

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31ST DECEMBER, 2002
(Unit: RMB)

(Prepared under PRC GAAP)

	Group		Company	
	2002	2001 *(Note 3)*	**2002**	2001 *(Note 3)*
Turnover	**6,936,734,126**	5,276,724,546	**2,239,563,616**	1,958,204,451
Less: Cost of sales	**(4,057,998,053)**	(3,151,932,445)	**(1,300,509,858)**	(1,170,609,616)
Tax and surcharges	**(715,461,433)**	(563,738,362)	**(129,609,561)**	(116,215,788)
Gross profit	**2,163,274,640**	1,561,053,739	**809,444,197**	671,379,047
Add: Profit (loss) from other operations	**15,252,281**	7,071,287	**1,707,787**	(1,857,542)
Less: Selling expenses	**(1,129,830,493)**	(895,714,750)	**(290,180,956)**	(267,684,567)
General and administrative expenses	**(585,462,839)**	(484,521,778)	**(185,898,311)**	(183,202,457)
Financial expenses, net	**(138,061,671)**	(116,568,964)	**(59,064,501)**	(49,948,445)
Operating profit	**325,171,918**	71,319,534	**276,008,216**	168,686,036
Add: Investment income (loss)	**21,788,339**	31,442,577	**8,193,109**	(52,063,155)
Subsidy income	**96,812,054**	85,859,803	–	–
Non-operating income	**7,061,072**	25,339,862	**347,683**	1,881,015
Less: Non-operating expenses	**(73,384,088)**	(31,396,838)	**(13,986,000)**	(1,553,080)
Profit before tax	**377,449,295**	182,564,938	**270,563,008**	116,950,816
Less: Enterprise income tax	**(109,916,312)**	(62,892,290)	**(47,308,906)**	(22,735,261)
Less: Minority interests	**(36,875,598)**	(16,784,904)	–	–
Net profit	**230,657,385**	102,887,744	**223,254,102**	94,215,555
Add: Unappropriated profits brought forward	**179,964,360**	218,934,012	**204,825,341**	239,452,896
Unappropriated profits	**410,621,745**	321,821,756	**428,079,443**	333,668,451
Less: Transfer to surplus reserve	**(42,804,520)**	(15,928,698)	**(22,325,410)**	(9,421,555)
Transfer to public welfare fund	**(38,988,748)**	(15,928,698)	**(22,325,410)**	(9,421,555)

Profit distributable to shareholders	**328,828,477**	289,964,360	**383,428,623**	314,825,341
Less: Dividends	**(220,000,000)**	(110,000,000)	**(220,000,000)**	(110,000,000)
Unappropriated profits carried forward	**108,828,477**	179,964,360	**163,428,623**	204,825,341

BALANCE SHEET
AS AT 31ST DECEMBER, 2002

(UNIT: RMB)

(Prepared under PRC GAAP)

	Group		Company	
	2002	2001 *(Note 3)*	2002	2001 *(Note 3)*
Current assets:				
Cash and bank deposits	**854,370,803**	570,326,922	**279,656,206**	162,305,530
Short-term Investments	**76,640,000**	–	**307,325,817**	30,000,000
Bills receivable	**65,899,125**	25,853,353	**71,100,000**	4,317,600
Dividends receivable	–	–	**190,715,440**	14,370,000
Accounts receivable	**167,721,734**	151,647,512	**175,696,705**	170,752,453
Other receivables	**241,222,559**	329,012,414	**543,500,751**	1,063,790,048
Prepayments and deposits	**170,229,496**	72,986,045	**25,684,354**	11,941,656
Inventories	**1,223,807,108**	1,044,561,742	**269,435,098**	267,458,843
Deferred expenses	**13,749,025**	8,622,763	**3,630,557**	2,230,598
Total current assets	**2,813,639,850**	2,203,010,751	**1,866,744,928**	1,727,166,728
Long-term investments:				
Long-term equity investments	**(120,157,680)**	(139,676,295)	**1,447,467,671**	1,491,610,945
Long-term debt investments	**34,366,631**	35,198,446	**34,363,631**	35,195,446
Long-term investments	**(85,791,049)**	(104,477,849)	**1,481,831,302**	1,526,806,391
Fixed assets:				
At cost	**8,291,501,409**	7,784,843,365	**1,976,907,517**	1,948,510,031
Less: Accumulated depreciation	**(2,988,783,365)**	(2,568,252,253)	**(948,475,228)**	(885,989,082)
Fixed assets, at NBV	**5,302,718,044**	5,216,591,112	**1,028,432,289**	1,062,520,949
Less: Provision for impairment of fixed assets	**(98,326,802)**	(57,984,575)	**(8,000,000)**	–
Fixed assets, net	**5,204,391,242**	5,158,606,537	**1,020,432,289**	1,062,520,949
Construction-in-progress	**213,423,273**	211,824,589	**70,009,020**	90,776,959
Fixed assets in suspense	**601,595**	120,201	–	–
Total fixed assets	**5,418,416,110**	5,370,551,327	**1,090,441,309**	1,153,297,908

Intangible and other assets:				
Intangible assets	716,614,284	684,035,518	152,167,569	154,958,996
Long-term deferred expenses	6,826,905	8,514,508	2,980,400	2,825,000
Long-term accounts receivable	63,808,142	73,808,142	63,808,142	73,808,142
Total intangible and other assets	787,249,331	766,358,168	218,956,111	231,592,138
Deferred taxation:				
Deferred tax assets	5,101,358	8,396,015	5,101,358	8,396,015
Total assets	8,938,615,600	8,243,838,412	4,663,075,008	4,647,259,180
Current liabilities:				
Short-term loans	2,669,481,347	2,496,232,770	946,000,000	1,085,500,000
Bills payable	435,628,227	167,277,887	124,375,903	109,809,642
Accounts payable	651,512,581	583,678,960	97,174,668	112,726,358
Advances from customers	147,982,572	91,203,918	42,701,886	42,214,755
Salary payable	12,502,898	13,881,287	–	3,230,522
Staff welfare payable	19,559,986	12,275,354	(11,579,431)	(15,185,798)
Dividends payable	299,592,776	124,628,423	220,000,000	110,000,000
Taxes payable	119,487,658	121,726,244	(3,180,514)	6,623,399
Other payables	711,642,115	565,474,637	139,991,434	73,252,774
Other liabilities	2,774,498	5,300,549	97,016	1,414,277
Accruals	46,193,262	40,321,458	10,383,517	5,790,922
Current portion of long-term loans	110,054,376	119,834,025	35,515,661	35,938,358
Total current liabilities	5,226,412,296	4,341,835,512	1,601,480,140	1,571,315,209
Long-term liabilities:				
Long-term loans	90,643,520	203,348,432	48,218,934	66,619,536
Long-term payables	–	56,501,370	–	667,134
Total long-term liabilities	90,643,520	259,849,802	48,218,934	67,286,670
Total liabilities	5,317,055,816	4,601,685,314	1,649,699,074	1,638,601,879
Minority interests	644,206,182	677,238,512	–	–
Shareholders' equity				
Share capital	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000
Capital Reserve	1,575,971,750	1,574,507,219	1,625,710,850	1,624,246,319
Surplus reserve	292,224,158	210,430,890	224,236,461	179,585,641
Included: public welfare fund	129,569,582	90,580,834	97,483,620	75,158,210
Unappropriated profit	108,828,477	179,964,360	163,428,623	204,825,341
Cumulative translation adjustment	329,217	12,117	–	–
Total shareholders' equity	2,977,353,602	2,964,914,586	3,013,375,934	3,008,657,301
Total liabilities and shareholders' equity	8,938,615,600	8,243,838,412	4,663,075,008	4,647,259,180

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2002

(UNIT: RMB)

(Prepared under PRC GAAP)

	Group		Company	
	2002	2001 *(Note 3)*	**2002**	2001 *(Note 3)*
Cash Flows from Operating Activities				
Cash received from sales of goods and rendering of services	**8,064,571,892**	6,291,570,488	**2,640,242,966**	2,401,505,779
Refund of taxes	**86,474,260**	116,736,487	**-**	21,168,976
Cash received relating to other operating activities	**363,817,693**	330,965,374	**192,722,598**	58,902,712
Sub-total of cash inflows	**8,514,863,845**	6,739,272,349	**2,832,965,564**	2,481,577,467
Cash paid for purchases of goods and services	**(4,505,611,927)**	(3,584,335,423)	**(1,544,221,072)**	(1,305,338,444)
Cash paid for salaries and on behalf of employees	**(535,742,547)**	(451,896,275)	**(177,046,716)**	(166,249,381)
Cash paid for various taxes	**(1,466,409,263)**	(1,138,951,982)	**(354,614,648)**	(332,905,913)
Cash paid relating to other operating activities	**(901,084,353)**	(1,034,193,918)	**(230,081,543)**	(530,130,019)
Sub-total of cash outflows	**(7,408,848,090)**	(6,209,377,598)	**(2,305,963,979)**	(2,334,623,757)
Net cash flows from operating activities	**1,106,015,755**	529,894,751	**527,001,585**	146,953,710

CASH FLOW STATEMENT (Continued)
FOR THE YEAR ENDED 31ST DECEMBER, 2002

(UNIT: RMB)

(Prepared under PRC GAAP)

	Group		Company	
	2002	2001 (Note 3)	2002	2001 (Note 3)
Cash Flows from Investing Activities				
Proceeds from realisation of investments	40,491,659	45,865,691	20,291,659	243,455,088
Return on investment	52,110	2,018,118	14,370,000	13,680,495
Proceeds from disposal of fixed assets	53,697,040	186,334,355	23,537,486	108,703,584
Cash received relating to other investing activities	4,765,993	5,433,914	2,799,120	3,823,631
Sub-total of cash inflows	99,006,802	239,652,078	60,998,265	369,662,798
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(499,028,868)	(774,973,582)	(108,353,979)	(72,837,787)
Cash paid for investment	(172,089,847)	(488,911,854)	(17,484,949)	(880,550,721)
Cash paid relating to other investing activities	(76,921,006)	(35,201,782)	-	(35,060,222)
Sub-total of cash outflows	(748,039,721)	(1,299,087,218)	(125,838,928)	(988,448,730)
Net cash used in investing activities	(649,032,919)	(1,059,435,140)	(64,840,663)	(618,785,932)
Cash Flows from Financing Activities				
Proceeds from equity investments	9,442,000	806,239,420	-	786,999,950
Proceeds from borrowings	4,136,280,000	3,740,951,442	1,531,000,000	1,555,000,000
Cash received relating to other financing activities	35,921,780	700,213	100,252	35,147
Sub-total of cash inflows	4,181,643,780	4,547,891,075	1,531,100,252	2,342,035,097
Repayment of borrowings	(4,075,544,912)	(3,917,455,601)	(1,690,180,150)	(1,963,418,427)
Dividends and interest paid	(269,983,269)	(238,439,470)	(167,482,940)	(162,386,908)
Cash paid relating to other financing activities	(32,739,340)	(32,535,443)	-	(29,271,380)
Sub-total of cash outflows	(4,378,267,521)	(4,188,430,514)	(1,857,663,090)	(2,155,076,715)
Net cash flows from financing activities	(196,623,741)	359,460,561	(326,562,838)	186,958,382
Effect of changes in exchange rate on cash	(303,112)	(58,571)	36,983	(46,772)
Net increase (decrease) in Cash and Cash Equivalents	260,055,983	(170,138,399)	135,635,067	(284,920,612)

1. CHANGE OF PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

During the year, the Company and the Group had the following change in accounting estimates:

In 2002, the Group and the Company had reassessed the collectibility of the accounts receivable balances and evaluated its operation development. Based on the reassessment result, the percentage adopted in making general doubtful debt provision were revised accordingly. The general doubtful debt provision made as a percentage of gross receivable balance before and after the revision are as follows:

Before the revision:

	Percentage of general doubtful debt provision based on aging
Less than one year	0% - 50%
One to less than two years	10% - 50%
Two to less than three years	10% - 50%
Over three years	100%

After the revision:

For balances which have been outstanding for one to two years and over two years, a general provision of 50% and 100% is made, respectively, depending on individual circumstances.

There was no material effect on the current year net profit arising from the above change in accounting estimate.

2. INVESTMENT IN SUBSIDIARIES

(a) For the year ended 31st December 2002, the details of the newly acquired/established subsidiaries are as follows:

Name of subsidiaries	Date of acquisition/ establishment	Place of establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company		Principal activities
				Directly held	Indirectly held	
Tsingtao Brewery (Taizhou) Sales Company Limited	January 2002	Taizhou, the PRC	RMB 6,800,000	-	48.45%	Domestic trading of beer
Tsingtao Changhong Shangwu Company Limited	March 2002	Qingdao, the PRC	RMB 1,000,000	95%	-	Car rental services
Tsingtao Brewery Zhaoshang Logistic Company Limited	March 2002	Qingdao, the PRC	RMB 2,000,000	51%	-	Logistic services and management
Tsingtao Brewery Chenzhou Sales Company Limited	April 2002	Chenzhou, the PRC	RMB 1,000,000	-	94.69%	Domestic trading of beer
Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	March 2002	Shouguang, the PRC	RMB 2,000,000	-	90.30%	Domestic trading of beer
Tsingtao Brewery (Xiamen) Company Limited	April 2002	Xiamen, the PRC	RMB 10,000,000	80%	-	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xiamen) Sales Company Limited	July 2002	Xiamen, the PRC	RMB 1,000,000	-	40%	Domestic trading of beer

(b) In September 2002, the Company had disposed its equity interest in Shanghai Tsingtao Brewery Sales Company Limited and Jiangsu Tsingtao Brewery Sales Company Limited. Upon cessation of their business operations, losses incurred from these disposal of investments amounted to approximately RMB85,000 and approximately RMB161,000, respectively.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year's presentation.

Li Gui Rong
Chairman

Qingdao, the People's Republic of China
2nd April 2003

The information of the Company as set out in Appendix 16 paragraph 45(1) to 45(3) inclusive to the Rules governing the Listing of Securities of the Stock Exchange of Hong Kong Limited will be publicated on the Exchange's website as soon as practicable (http://www.hkex.com.hk)

Please also refer to the published version of this announcement in The Standard dated on 3-4-2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



File No. 82-4021
Document B

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and Anheuser-Busch by way of subscription by Anheuser-Busch of mandatorily convertible Convertible Bonds to be issued by Tsingtao Waiver relating to Public float of H Shares, the Waiver granted by the CSRC pursuant to the PRC Administrative Measures and Tranche I and Tranche II Closing

The Directors are pleased to announce that:

(i) the Stock Exchange has granted a waiver to Tsingtao from strict compliance with Rule 19A.14(2)(a)(i) of the Listing Rules in respect of the public float of H Shares which requires that all H Shares must be held by the public;

(ii) CSRC has granted a waiver in favour of Parent and persons acting in concert with it from their obligations to make a general offer for all the Shares which would otherwise arise under the PRC Administrative Measures;

(iii) all the conditions precedent to the closing of the Tranche I Bond and Tranche II Bond have been fulfilled, and Tranche I and Tranche II Closing took place on 1 April 2003.

Reference is made to Tsingtao's announcement dated 23 October 2002 and its circular dated 9 December 2002 (the "Circular") in relation to the Strategic Investment Agreement, and its announcement dated 23 January 2003 in relation to the results of the general meetings regarding the Strategic Investment Agreement. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Circular.

Public float of H Shares

Anheuser-Busch will immediately after Tranche II Conversion become a connected person of Tsingtao (as the term is defined in the Listing Rules) and the H Shares held by it and its associates (which will represent approximately 20% of the total issued share capital of Tsingtao immediately after Tranche II Conversion or 44.19% of the entire issued H Share capital of Tsingtao immediately after Tranche II Conversion) will not be regarded as H Shares held by the public. Rule 19A.14(2)(a)(i) of the Listing Rules requires that all H Shares must be held by the public except as otherwise permitted by the Stock Exchange.

Closings of all 3 tranches of the subscription of the Convertible Bonds is conditional upon, amongst other things, the granting of a waiver, whether conditional or unconditional, from compliance with Rule 19A.14(2)(a)(i) of the Listing Rules. Upon Tsingtao's application, the Stock Exchange has granted a waiver from strict compliance with Rule 19A.14(2)(a)(i) of the Listing Rules on the following conditions:

(1) Tsingtao's H Shares held by the public normally must constitute not less than 10% of the total existing issued share capital of Tsingtao from time to time;

(2) the aggregate amount of Tsingtao's H Shares and such other securities which are held by the public must constitute not less than 25% of the total existing issued share capital of Tsingtao from time to time;

(3) Anheuser-Busch will give undertakings to Tsingtao and the Stock Exchange that for so long as Tsingtao's H Shares continue to be listed on the Stock Exchange and Anheuser-Busch continues to be a substantial shareholder (as defined in the Listing Rules) of Tsingtao:-

(a) (i) *after the conversion of Tranche II of the Convertible Bonds but before the conversion of Tranche III of the Convertible Bonds:*

in the event that Anheuser-Busch is beneficially or legally interested in more than 44.19% of the entire issued H Share capital of Tsingtao, the voting power to be exercised by Anheuser-Busch at class meetings of holders of H Shares of Tsingtao shall not be more than 44.19% of the voting power to be exercised at class meetings of holders of H Shares of Tsingtao;

(ii) *after the conversion of Tranche III of the Convertible Bonds, with the Voting Trust Agreement in place:*

in the event that Anheuser-Busch is beneficially or legally interested in more than 53.92% of the entire issued H Share capital of Tsingtao (including the 13.98% subject to the Voting Trust Agreement), the voting power to be exercised by Anheuser-Busch at class meetings of holders of H Shares of Tsingtao shall not be more than 39.94% of the voting power to be exercised at class meetings of holders of H Shares of Tsingtao;

(iii) *after the conversion of Tranche III of the Convertible Bonds, with the Voting Trust Agreement terminated:*

in the event that Anheuser-Busch is beneficially or legally interested in more than 53.92% of the entire issued H Share capital of Tsingtao, the voting power to be exercised by Anheuser-Busch at class meetings of holders of H Shares of Tsingtao shall not be more than 53.92% of the voting power to be exercised at class meetings of holders of H Shares of Tsingtao; and

(b) in the event that a conflict of interest exists at any class meetings of holders of H Shares of Tsingtao, Anheuser-Busch will have to consult with the Stock Exchange prior to such voting in order to ensure that Anheuser-Busch does not use its position as a substantial shareholder to the detriment of the other independent shareholders, and will have to abide by any instructions given to Anheuser-Busch by the Stock Exchange following such consultations; and

(4) Parent will give undertakings to Tsingtao and the Stock Exchange that, in respect of the 13.98% of the voting power of the entire issued H Shares to be acquired by Parent pursuant to the Voting Trust Agreement, for so long as Tsingtao's H Shares continue to be listed on the Stock Exchange and Parent continues to be a substantial shareholder (as defined in the Listing Rules) of Tsingtao:

(a) *after the conversion of Tranche III of the Convertible Bonds, with the Voting Trust Agreement in place:*

in the event that Parent is beneficially or legally interested in more than 13.98% of the voting power of the entire issued H Share capital of Tsingato pursuant to the Voting Trust Agreement, the voting power to be exercised by Parent at class meetings of holders of H Shares of Tsingtao shall not be more than 13.98% of the voting power to be exercised at class meetings of holders of H Shares of Tsingtao; and

(b) in the event that a conflict of interest exists at any class meetings of holders of H Shares of Tsingtao, Parent will have to consult with the Stock Exchange prior to such voting in order to ensure that Parent does not use its position as a substantial shareholder to the detriment of the other independent shareholders, and will have to abide by any instructions given to Parent by the Stock Exchange following such consultations.

CSRC's Waiver

Tsingtao has been informed that CSRC has granted a waiver in favour of Parent and persons acting in concert with it in relation to the securities of Tsingtao for the purpose of the PRC Administrative Measures relating to Acquisitions of Listed Companies (which is defined as the PRC Administrative Measures in the Circular), from making any general offer for the Shares under the PRC Administrative Measures.

Tranche I and Tranche II Closing and Tranche III Closings

All the conditions precedent to Tranche I and Tranche II Closing, including the granting of the above public float waiver, the CSRC's waiver and the Whitewash Waiver and the obtaining of approvals from all other relevant PRC governmental authorities, have been fulfilled. Accordingly, Tranche I and Tranche II Closing took place on 1 April 2003. Upon Tranche I and Tranche II Closing, Anheuser-Busch has subscribed for the Tranche I Bond and the Tranche II Bond for a total amount of HK$907,920,000.

Tranche III Closings are subject to further conditions precedent including, among other things, the following:

- all H Shares to be allotted and issued pursuant to Tranche I Conversion having been allotted and issued to Anheuser-Busch or its nominee;
- the election of Anheuser-Busch's relevant designee as non-executive Director of Tsingtao by the Shareholders pursuant to the Strategic Investment Agreement; and
- the election of Anheuser-Busch's relevant designee as supervisor of Tsingtao by the Shareholders pursuant to the Strategic Investment Agreement.

Tranche I Conversion shall take place on 1 July 2003, being 3 months after Tranche I and Trance II Closing in accordance with the Strategic Investment Agreement. Anheuser-Busch's designees will be nominated for election by the Shareholders as non-executive Director and supervisor of Tsingtao respectively in accordance with the terms of the Strategic Investment Agreement in due course. Further announcement will be made after the Tranche III Closing(s) have taken place.

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, 2 April 2003

Please also refer to the published version of this announcement in The Standard dated on 3-4-2003.

File No. 82-4021
Document C



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited (the "Company") has resolved that the Annual General Meeting of the Company be held at the Conference Room, Tsingtao Beer Technology and Research Center, No. 195 Hong Kong Road East, Qingdao, the People's Republic of China on Tuesday 20th May, 2003, at 9:00 a.m. for the conduct of the following business:

1. To consider and approve the work report of the Board of Directors of the Company for the year 2002.
2. To consider and approve the work report of the Supervisory Committee of the Company for the year 2002.
3. To consider and approve the audited financial statements of the Company for the year 2002.
4. To consider and approve the proposal for the profit distribution and a special dividend for the year 2002.
5. To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian as the Company's domestic auditors for the year 2003 and PricewaterhouseCoopers in Hong Kong as the Company's international auditors for the year 2003, and to authorize the directors to fix their remuneration.

By order of the Board
Yuan Lu
Company Secretaries

Qingdao, the People's Republic of China
2nd April, 2003

Notes:

1. Holders of domestic shares (or A shares) and overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on Thursday, 17th April, 2003, are registered on the Register of Members of the Company shall have the right to attend the Annual General Meeting. In order to determine the list of shareholders who are entitled to attend the Annual General Meeting, the Register of Members for H Shares of the Company will be closed from 18th April, 2003 to 20th May, 2003 (both days inclusive). Any holder of H Shares of the Company who intends to obtain a distribution of cash dividends and a special cash dividend for the year 2002 must submit the transfer documents together with the relevant share certificate(s) to the Company's H Shares registrar, Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on Thursday, 17th April, 2003.
2. Shareholders who intend to attend the Annual General Meeting are required to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company on or before 30th April, 2003 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Annual General Meeting as mentioned in Note 1 above.
3. Each shareholder having the right to attend and vote at the Annual General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.
4. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Annual General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or with the Company's

H Shares registrar, Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

5. Shareholders or their proxics shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.
6. The Annual General Meeting is expected to last for half day. Those who attend the meeting shall bear their own travelling and accommodation expenses.

Please also refer to the published version of this announcement in The Standard dated on 3-4-2003.

File No. 82-4021
Document D



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT
Resolutions passed at the Board of Directors

It is hereby announced that the Sixth Meeting of the Fourth Session of the Board of Directors of the Company (the "Board") was held at the Tsingtao Beer Tower on 2 April 2003. Nine directors were entitled to attend the meeting and seven directors actually attended the meeting, with supervisors of the Company and the secretary to the Board in attendance. The meeting was chaired by Mr. Li Gui Rong, the Chairman, with the following matters considered and passed unanimously:

1. The audited annual report of the Company for the year 2002;
2. The profit distribution plan of the Company for the year 2002:
   a. As required by the Ministry of Finance, two allocations were made out of the net profit calculated under the PRC generally accepted accounting principles (GAAP):

      10% of the after-tax profit, being RMB22,325,410 was transferred to the statutory surplus reserve.

      10% of the after-tax profit, being RMB22,325,410 was transferred to the public welfare reserve.

   b. As stated in the Articles of Association of the Company, allocations shall be made out of the lower net profit calculated under the PRC and HK GAAP. As a result, profit attributable to shareholders for the year 2002 was RMB268,861,000, being the total of profit available for allocation under HK GAAP deducting the above two allocations and adding the balance at the beginning of the year.

   c. The Board proposed:

      (i) payment of a cash dividend of RMB0.16 per share for the year 2002;

      (ii) payment of a special cash bonus of RMB0.06 per share for the congratulation of the 100th anniversary of Tsingtao Beer and as a gratification for the support of the Company's shareholders;

      (iii) an aggregate of cash dividend of RMB0.22 for the year 2002
3. The appointment of PricewaterhouseCoopers Zhong Tian as the Company's domestic auditors for the year 2003 and PricewaterhouseCoopers in Hong Kong as the Company's international auditors for the year 2003;

4. The 2002 AGM agenda and notice.

Board of Directors
Tsingtao Brewery Company Limited

2nd April, 2003

Please also refer to the published version of this announcement in The Standard dated on 3-4-2003.